

Mail Stop 3030

September 29, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Jack Lai
Chief Financial Officer
LDK Solar Co., Ltd.
Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
Peoples Republic of China

      RE: **LDK Solar Co., Ltd.**
             Form 20-F for the fiscal year ended December 31, 2008
             Filed May 22, 2009
             File No. 1-33464

Dear Mr. Lai:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Jack Lai
LDK Solar Co., Ltd
September 29, 2009
Page 2

Form 20-F for the fiscal year ended December 31, 2008

Index to Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements for the years ended December 31, 2006, 2007 and 2008, page F-9

(4) Prepayments to Suppliers, net, page F-19

1.   We see you disclose herein that to secure a stable supply of silicon material you make prepayments to certain suppliers which are reclassified to inventories when you apply the prepayment to related purchases of silicon materials. We also see you assess the recoverability of prepayments to suppliers by analyzing specific supplier accounts that have known or potential settlement or recoverability issues and note that in connection with such assessments you recorded a provision for doubtful recoveries of US$20,582,000 for prepayments to suppliers for the year ended December 31, 2008, which is included in general and administrative expenses. With respect to these disclosures, please address the following:

- Tell us why you believe presenting the provision for doubtful recoveries on prepayments to suppliers as general and administrative expenses is more appropriate than presenting such provisions as a component of cost of sales. Provide us with references to the authoritative U.S. GAAP that you considered in determining your current presentation of such amounts.

- Tell us what you mean by the disclosures "Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon materials. Such reclassifications totaling US$570,878 and US$1,531,693 were not reflected in the Group's consolidated cash flows from operations for the years ended December 31, 2007 and 2008, respectively". Provide us with references to the authoritative U.S. GAAP that you considered in determining your current presentation of such amounts in your cash flow statement. Also, reconcile the changes in your inventory and prepayments to suppliers (net) balance sheet accounts during 2008 to the reconciling items for those accounts presented in the "changes in operating assets and liabilities" section of your 2008 cash flow statement.

Exhibit 12

2.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. In future filings the identification of the certifying
        individual at the beginning of the certification should be revised so as not to
        include the individual's title. Refer to Item 601 (b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please submit your
cover letter on EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

-   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if
you have questions regarding comments on the financial statements and related matters.

Jack Lai
LDK Solar Co., Ltd
September 29, 2009
Page 4

Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

                                    Sincerely,

                                    Jay Webb
                                    Reviewing Accountant